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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 2 8 2013

Washington DC

SEC FILE NUMBER
8- 68500

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/12____ AND ENDING____12/31/12____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LONGEVITY CAPITAL, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7941 Ravenna Road
(No. and Street)

Hudson   **OH**   **44236**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Randall Nye   **(330) 650-6360**
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RADACHI AND COMPANY, CERTIFIED PUBLIC ACCOUNTANTS
                    (Name – *if individual, state last, first, middle name*)

900 East Broad Street, Suite A   **Elyria**   **OH**   **44035**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

EM
7/11/13

OATH OR AFFIRMATION

I, _____J. Randall Nye_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Longevity Capital, LLC_____, as of _____December 31_____, 20_12_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL A. MULLIGAN
Notary Public, State of Ohio
My Commission Expires 2-1-15

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITOR'S REPORT

To the Member
of Longevity Capital, LLC
Hudson, Ohio

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Longevity Capital, LLC (the Company) as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Auditor's Responsibility (Continued)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Longevity Capital, LLC as of December 31, 2012, and the results of their operations and their cash flows for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 16 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 12 through 16 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 12 through 16 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 26, 2013

LONGEVITY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

CURRENT ASSETS:

Cash (Note 2)	$ 22,622	
Accounts receivable (Note 2)	116	
Prepaid expenses	2,558	
Total assets		$ 25,296

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:
Accounts payable:

Trade	$ 1,197	
Officer (Note 4)	875	$ 2,072

MEMBER'S EQUITY		23,224
Total liabilities and member's equity		$ 25,296

The accompanying notes are an integral part of the financial statements.
See Independent Auditor's Report.

5

LONGEVITY CAPITAL, LLC

STATEMENT OF INCOME

Year Ended December 31, 2012

REVENUES:			
Commissions	$ 47,117		
Miscellaneous income	6	$	47,123
EXPENSES:			
Commissions expense	$ 16,103		
Audit and accounting fees	8,857		
Insurance	551		
Occupancy, communications, office, and administrative	523		
Consulting expense	3,707		
Regulatory fees	1,774		
Taxes	482		
Other	258		32,255
NET INCOME		$	14,868

The accompanying notes are an integral part of the financial statements.
See Independent Auditor's Report.

6

LONGEVITY CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2012

BALANCE - Beginning of year	$	8,656
ADDITION - Net income		14,868
DEDUCTION - Distributions		(300)
BALANCE - End of year	$	23,224

The accompanying notes are an integral part of the financial statements.
See Independent Auditor's Report.

LONGEVITY CAPITAL, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	14,868
Adjustments to reconcile net income to		
net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Accounts receivable		371
Prepaid expenses		(801)
Increase (decrease) in:		
Accounts payable		2,072
Accrued expenses		(2,605)
Net provided by operating activities		13,905
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to member		(300)
Net cash used in financing activities		(300)
INCREASE IN CASH		13,605
CASH AND CASH EQUIVALENTS - Beginning of year		9,017
CASH AND CASH EQUIVALENTS - End of year	$	22,622
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$	0
Cash paid during the year for income taxes	$	0

LONGEVITY CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2012

Note 1. Organization and Nature of Business:

Longevity Capital , LLC (the Company) is an Ohio limited liability company located in Hudson, Ohio. Customers are located in Ohio. The Company is a full service broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers (NASD).

Note 2. Summary of Significant Accounting Policies:

A. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

B. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid investments with an initial maturity of three months or less to be cash equivalents.

C. Revenue Recognition:

Revenues consist of private placement fees arising from offerings in which the Company acts as an underwriter or agent. Revenues are recorded at the time the placement is completed and the revenue income is reasonably determinable. Additional revenue consists of commissions derived from the sale of variable annuities, fixed annuities, and mutual funds in which the company obtains selling agreement contracts with various carriers authorizing the company and its registered representatives to offer their products to its clients. Commissions revenue is recorded when the sales are complete and the revenue is reasonably determinable.

D. Income Taxes:

The Company is a single member limited liability company treated as a disregarded entity for income tax purposes and is not subject to income taxes. The taxable income or losses of the Company are included in the member's individual income tax returns. Accordingly, no provision is made for income taxes in the financial statements.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Note 2.   Summary of Significant Accounting Policies (Continued):

D. Income Taxes (Continued):

The Company has implemented the provisions of FASB ASC 740, *Income Taxes* (FIN No. 48), that establishes a single approach to address uncertainty in the recognition of deferred tax assets and liabilities.

As of December 31, 2012, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies will significantly increase or decrease within 12 months of the reporting date.

The Company files an intangible return in one state jurisdiction and a tax return in a local jurisdiction. The 2009 through 2011 tax years remain subject to examination by the IRS. As of 2012, no uncertain tax positions are under audit for any of the Company's tax jurisdictions.

E. Concentrations of Credit Risk for Cash Held at Banks:

The Company maintains a cash balance at one bank. The account at the bank is fully insured by the Federal Deposit Insurance Corporation (FDIC).

F. Receivables:

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to expense when that determination is made.

Note 3.   Net Capital Requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2012, the Company had an aggregate indebtedness to net capital ratio of .10 to 1. In addition, the Company had net capital of $20,550, which was $15,550 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.11 to 1.

LONGEVITY CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2012

Note 4.   Transactions with Related Parties:

The Company has an Affiliate Expense Sharing Agreement with Nye Financial Group, Inc. and EAN Agency, LLC to pay operating expenses that will be billed as incurred. Nye Financial Group, Inc. is controlled by the Company's President and Principal and EAN Agency, LLC is controlled by the Principal.

Payments to Nye Financial Group, Inc. for these expenses totaled $415 in 2012.

A trade payable in the amount of $875 is due upon demand to J. Randall Nye, an officer of the Company.

Note 5.   Report Disclosure:

Part III of the Longevity Capital, LLC Focus Report (Form X-17A-5) dated December 31, 2012 to the SEC is available for examination and copying at the principal office of the Company in Hudson, Ohio, and at the Chicago, Illinois regional office of the SEC.

Note 6.   Subsequent Events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2013, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

LONGEVITY CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2012

NET CAPITAL

Total Member's Equity	$ 23,224	
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0	
B. Deferred federal income taxes	0	
Total capital and allowable subordinated liabilities		$ 23,224
Deductions and/or Charges:		
Non-allowable assets:		
Prepaids	2,558	
Receivables from customers	116	2,674
Net Capital before Haircuts on Securities Positions		20,550
Haircuts on Securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Trading and investment securities	0	
B. Undue concentration	0	0
Net Capital		$ 20,550

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2012)

Net capital, as reported in Company Part II unaudited FOCUS report		$ 19,888
Decrease in assets	$ (69)	
Decrease in liabilities	662	
Decrease in non-allowable assets	69	662
Net capital per above		$ 20,550

LONGEVITY CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	138
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	15,550
Excess net capital at 1500%	$	20,412
Excess net capital at 1000%	$	20,343
Ratio: Aggregate indebtedness to net capital		.10 to 1

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Trade accounts payable	$	1,197
Officer accounts payable		875
Accrued expenses		0
Total aggregate indebtedness	$	2,072
Percentage of aggregate indebtedness to net capital		10 %
Percentage of debt-to-debt equity total computed in accordance with rule 15c3-1(d)		0 %

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member
of Longevity Capital, LLC
Hudson, Ohio

In planning and performing our audit of the financial statements of Longevity Capital, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following: (1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

MEMBER OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
(Continued)

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
(Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2013